UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 16, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, NY 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL BIOPHARMACEUTICALS NOTICE CONVENING ITS ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING ON SEPTEMBER 25, 2007.

A copy of the attached document was posted to shareholders on August 15, 2007.

August 16, 2007

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in XTL Biopharmaceuticals Ltd (“XTL” or the “Company”), please forward this document, together with the accompanying form of proxy, as soon as practicable to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

(incorporated and registered in the State of Israel under the Israeli Companies Law - 1999 with registered number 52-003947-0)

Annual General Meeting
Receipt of Financial Statements for 31 December 2006
Appointment of Independent Auditors
and
Re-appointment of Directors

Extraordinary General Meeting
Increase of Share Capital
and
Cancellation of the listing of Ordinary Shares on the Official List of the United Kingdom Listing Authority

Notice of an Annual Shareholders Meeting of XTL (the “Annual General Meeting”), to be held at the Company's registered offices, Building 3, Kiryat Weizmann, Rehovot, Israel 76100 at 4:00 p.m. (Israel Time) on 25 September 2007 and of an Extraordinary Shareholders Meeting of XTL at 4:30 p.m. (Israel Time) on 25 September 2007 (the “Extraordinary General Meeting”; and collectively with the Annual General Meeting, the “Meetings”), to be held at Building 3, Kiryat Weizmann, Rehovot, Israel 76100 on 25 September 2007 is set out at the end of this document. Shareholders will find enclosed a proxy card for use at the Meetings. The proxy cards for the Meetings should be completed and returned to the Company's registrars, Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey, JE4 8PW, Channel Islands, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 4:00 p.m. (Israel time) on 23 September 2007. Holders of Depository Interests will find enclosed a form of instruction for use at the Meetings. The form of instruction should be completed and returned to the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 4:00 p.m. (Israel time) on 22 September 2007. The proxy cards may also be returned to the Company at its registered offices, Building 3, Kiryat Weizmann, Rehovot, P.O. Box 370, Israel 76100, in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received no later than 4:00 p.m. (Israeli time) on 23 September 2007.

CONTENTS

Part 1 Letter from the Non-Executive Chairman of XTL	3

Part 2 Risk Factors	7

Part 3 Additional Information	8

Notice of the Annual General Meeting	9

Notice of the Extraordinary General Meeting	10

TIMETABLE
2007
Record date for determining entitlements to participate and vote at the Meetings	Close of business on 13 August
Latest time and date for receipt of forms of instruction for holders of depository interests	4:00 p.m. (London Time) on 22 September
Lastest time and date for receipt of proxies	4:00 p.m. (Israel Time) on 23 September
Annual General Meeting	4:00 p.m. (Israel Time) on 25 September
Extraordinary General Meeting	4:30 p.m. (Israel Time) on 25 September
Last day of dealing on the Official List	23 October
Cancellation of listing of the Ordinary Shares from the Official List	8:00 a.m. (London Time) on 24 October

PLEASE COMPLETE AND RETURN THE FORM OF PROXY THAT ACCOMPANIES THIS DOCUMENT.

Note: XTLTM and XTLbioTM are each trademarks of XTL Biopharmaceuticals Ltd.

PART 1

LETTER FROM THE NON-EXECUTIVE CHAIRMAN OF XTL BIOPHARMACEUTICALS LTD

(Incorporated and registered in the State of Israel under the Israeli Companies Law – 1999
Registered number 52-003947-0)

Directors:	Registered Office:
Michael Sean Weiss, (Chairman)	Kiryat Weizmann Science Park
Ben-Zion Weiner, PhD	Building 3, PO Box 370
Ido Seltenreich, CPA	Rehovot 76100
William James Kennedy, PhD	Israel
Vered Shany, DMD

15 August 2007

To holders of Ordinary Shares in XTL Biopharmaceuticals Ltd (“XTL” or the “Company”) and, for information only, to participants in the Company's share option schemes

Dear Shareholder,

ANNUAL GENERAL MEETING and EXTRAORDINARY GENERAL MEETING

The Company's Annual General Meeting has been convened for 25 September 2007 at 4:00 p.m Israel time and the Company's Extraordinary General Meeting has been convened for 25 September at 4:30 p.m. Israel time. All of the proposals contained in the resolutions proposed at the Annual General Meeting are required to be approved by Shareholders under Israeli law. The resolution relating to the Company's cancellation of its listing on the Official List of the United Kingdom Listing Authority at the EGM is required to be approved by Shareholders by virtue of the United Kingdom Financial Services Authority Listing Rules requirements. The resolution relating to the Company's increase of its authorised share capital at the EGM is required to be approved by Shareholders by virtue of the Company's Articles of Association and Israeli law.

Annual General Meeting

1.	At the Annual General Meeting the following items of business will be considered:

•	Receipt of the financial statements of the Company for the year ended 31 December 2006;

•	Re-appointment of Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited) as the independent auditors of the Company for the year ending 31 December 2007;

•	That the Board of Directors are authorised to agree to the level of remuneration of the auditors in accordance with the volume and nature of their services; and

•	Re-appointment of the current Directors standing for re-election.

Some of these matters are explained in greater detail below.

Extraordinary General Meeting

2.	At the Extraordinary General Meeting the following items of business will be considered:

•	Increase of Registered Share Capital of the Company; and

•	The cancellation of the listing of the Company's Ordinary Shares on the Official List of the United Kingdom Listing Authority.

You will find set out at the end of this document notices convening the Meetings of the Company. The Annual General Meeting to be held at the Company's registered offices, Building 3, Kiryat Weizmann, Rehovot, Israel 76100 at 4:00 p.m. (Israel Time) on 25 September 2007, and the Extraordinary General Meeting to be held at the Company's registered offices, Building 3, Kiryat Weizmann, Rehovot, Israel 76100 at 4:30 p.m. (Israel Time) on 25 September 2007.

Shareholders will find enclosed a proxy card for use at the Meetings. The proxy card for the Meetings should be completed and returned to the Company's registrars, Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey, JE4 8PW, Channel Islands, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 4:00 p.m. (Israel Time (2:00 p.m. London Time)) on 16 September 2007. Holders of Depositary Interests will find enclosed a form of instruction for use at the Meetings. The form of instruction should be completed and returned to the Company's registrars Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 4:00 p.m. (Israel time) on 22 September 2007. The proxy cards may also be returned to the Company at its registered offices, Building 3, Kiryat Weizmann, Rehovot, P.O. Box 370, Israel 76100, in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received no later than 4:00 p.m. (Israeli time) on 23 September 2007.

Your attention is drawn to Part 3 of this document, which provides important additional information on the matters referred to above.

Extraordinary General Meeting

Background to Board of Directors' recommendations

Increase of Registered Share Capital
The additional Ordinary Shares for which authorization is sought would be a part of the existing class of Ordinary Shares and, if and when issued, would have the same rights and privileges as the Ordinary Shares presently issued and outstanding.
The registered share capital shall be increased by 67% from 300,000,000 Ordinary Shares (NIS 6,000,000) to 500,000,000 Ordinary Shares (NIS 10,000,000), each of NIS 0.02 nominal value. The Board of Directors recognise that this is a large increase in the registered share capital, however an increase of this magnitude is not unusual in Israel. Typically, in Israel, publicly traded companies will seek a large increase of registered share capital, so as not to inconvenience Shareholders by holding numerous extraordinary Shareholder meetings.
Except for Ordinary Shares reserved or to be reserved for the issuance of Ordinary Shares underlying certain options and warrants to purchase Ordinary Shares, for the potential settlement in cash or Ordinary Shares, at the Company's sole discretion, of certain potential milestones related to the Company's in-licensed products1, and for the potential settlement in cash or in Ordinary Shares, at the Company's sole discretion, of the transaction advisory fee2 in the form of the Stock Appreciation Rights that were issued to the intermediary in the transaction with Dov Pharmaceutical, Inc., the Company has no agreements or understandings concerning the issuance of any additional Ordinary Shares. As of June 30, 2007, there are 220,154,349 Ordinary Shares issued and outstanding, and there are an additional 56,466,475 Ordinary Shares that may be issued in the future subject to the exercise of all options and warrants (at exercise prices per Ordinary Share of $0.106 to $2.110) outstanding. In addition, the Company may issue up to a maximum of 27,665,742 Ordinary Shares at its discretion in settlement of the transaction advisory fee that were issued in the form of Stock Appreciation Rights in the DOV Transaction. The Board of Directors believes that the authorization to increase the registered share capital is necessary in order to provide sufficient capacity and flexibility to the Company when issuing new Ordinary Shares in the future on a timely basis if such need arises in connection with financings, acquisitions or other corporate purposes pursuant to the Company's strategy, including potential settlement in cash or Ordinary Shares, at the Company's sole discretion, of certain potential milestones related to the Company's in-licensed products from VivoQuest Inc. or DOV Pharmaceutical, Inc. This will enable the Company to take advantage of market conditions, the availability of favourable financing, and opportunities for acquisitions, without the delay and expense associated with convening a special Shareholders' meeting.

¹ In August 2005, the Company entered into a license agreement with VivoQuest Inc. (“VivoQuest”) pursuant to which it acquired exclusive worldwide rights to VivoQuest's intellectual property and technology. The license covers a proprietary compound library, including VivoQuest's lead HCV compounds, that was developed through the use of Diversity Oriented Synthesis, or DOS, technology. The terms of the license agreement include an initial upfront license fee of approximately $941,000 that was paid in the Company's Ordinary Shares. The license agreement also provides for additional milestone payments triggered by certain regulatory and sales targets. These milestone payments total $34.6 million, $25.0 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or Ordinary Shares at the Company's election. In addition, the license agreement requires that the Company make royalty payments on product sales. The actual number of Ordinary Shares that may be issued in the future at the Company's election is dependent upon the actual price of the Ordinary Shares on settlement date. Currently, as no milestones have been met and no milestone payments are payable, the actual number of Ordinary Shares to be issued, if at all, cannot be ascertained at this time.

In addition, in January 2007, XTL Development, Inc. (“XTL Development”), a wholly-owned subsidiary, of the Company, signed an agreement with DOV Pharmaceutical, Inc. (hereinafter “DOV”) to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (hereinafter the “DOV Transaction”). XTL Development intends to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development made an initial up-front payment of $7.5 million in cash. In addition, XTL Development will make milestone payments of up to $126.5 million, in cash and/or Ordinary Shares of the Company over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product and the remaining $11.5 million will be due prior to regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of the product to DOV. The actual number of Ordinary Shares that may be issued in the future at the Company's election is dependent upon the actual price of the Ordinary Shares on settlement date. Currently, as no milestones have been met and no milestone payments are payable, the actual number of Ordinary Shares to be issued, if at all, cannot be ascertained at this time.

² In January 2007, XTL Development committed to pay a transaction advisory fee to third party intermediaries in regards to the DOV Transaction. The transaction advisory fee was structured in the form of Stock Appreciation Rights (“SARs”) in the amount equivalent to (i) 3% of the Company's fully diluted Ordinary Shares at the close of the transaction (representing 8,299,723 Ordinary Shares), vesting one year after the close of the transaction, and (ii) 7% of the Company's fully diluted Ordinary Shares at the close of the transaction (representing 19,366,019 Ordinary Shares), vesting following successful Phase III clinical trial results for Bicifadine or the acquisition of the Company. Payment of the SARs by XTL Development can be satisfied, at the Company's discretion, in cash and/or by issuance of the Company's registered Ordinary Shares. Currently, as the amount payable under the SAR is unknown (as this amount is based on the calculation of the stock appreciation on the date of exercise), the fact whether Ordinary Shares will be issued and the amounts that may be issued cannot be ascertained at this time.

Following the increase in the registered share capital and subject to Israeli law, the Company's Articles of Association and the rules and regulations of the Exchanges on which the Company's Ordinary Shares or American Depository Receipts are traded, the Company's Board of Directors will be able to provide for the issuance of the additional Ordinary Shares without further action by the Shareholders and no further authorization by the Shareholders will be sought prior to such issuance. The Board of Directors believes that the authorization to increase the registered share capital in accordance with the resolution proposed is in the best interests of the Company and Shareholders, as it provides sufficient capacity and flexibility to the Company when issuing new Ordinary Shares in the future, on a timely basis, without the requirement to seek Shareholder approval by way of a circular, if such need arises in connection with financings, acquisitions or other corporate purposes pursuant to the Company's strategy, by so enabling the Company to take advantage of market conditions, the availability of favourable financing, and opportunities for acquisitions, without the delay and expense associated with convening a special Shareholders' meeting and the publication of a circular.

Cancellation of the listing of Ordinary Shares on the Official List of the United Kingdom Listing Authority

On August 14, 2007, the Board of Directors approved, subject to receiving Shareholder approval (from a majority of not less than 75% of Shareholders that (being entitled to do so) vote in person or by proxy) at the Extraordinary General Meeting, the cancellation of the listing of the Company's Ordinary Shares on the Official List of the United Kingdom Listing Authority at 8a.m. on 24 October 2007. The Board of Directors believe that the Company's listing does not provide Shareholders with a level of liquidity that warrants the ongoing legal fees, fees of the London Stock Exchange, expenses related to capital raising, the costs of investor relations, continuing obligations and RIS releases and fee of the UK Listing Authority as well as potential additional costs and related management time and attention associated with Listing Rules, Prospectus rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority which is a substantial annual burden to the Company. For these reasons, the Board of Directors has determined that it is no longer commercially reasonable for the Company to maintain a listing of Ordinary Shares on the Official List of the United Kingdom Listing Authority. Moreover, the Board of Directors does not believe that the cancellation of the listing of the Company's Ordinary Shares on the Official List of the United Kingdom Listing Authority will have a material adverse effect on Shareholders as they will still have two markets on which the Company's Ordinary Shares or American Depository Receipts are traded (Ordinary Shares – Tel Aviv Stock Exchange (“TASE”) and ADR's – NASDAQ). For these reasons, the Board of Directors is of the view that it is in the best interests of Shareholders to cancel the Company's listing on the Official List of the United Kingdom Listing Authority.

How the cancellation will effect UK holders of Ordinary Shares

Following the cancellation of the listing of the Company's Ordinary Shares, Shareholders may continue to hold their Ordinary Shares. Alternatively Shareholders may transfer their Ordinary Shares for American Depository Shares (in the ratio of 10 for 1), the process for which is set out below.

American Depository Shares

The Bank of New York will issue American Depositary Receipts, or ADRs, representing American Depositary Shares, or ADSs, if Shareholders or their broker deposit Ordinary Shares or evidence of rights to receive Ordinary Shares with a Custodian (as defined below) upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. One ADR will represent an ownership interest in ten of XTL's Ordinary Shares. The Bank of New York will register the appropriate number of ADRs in the names requested by Shareholders and will deliver the ADRs at its office to the persons requested by Shareholders. Ordinary Shares may be deposited with the Tel Aviv office of Bank Hapoalim B.M., or the London office of The Bank of New York, each a custodian for The Bank of New York in its capacity as depositary (each a “Custodian”). The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286. The principal executive office of the depositary is located at One Wall Street, New York, NY 10286. Because The Bank of New York will actually hold the Ordinary Shares, ADR holders must rely on it to (i) exercise the rights of a Shareholder, (ii) pay the ADR holder the cash dividends or other distributions it or the custodian receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses, (iii) deliver the underlying Ordinary Shares to an account designated by which turns in its ADRs at The Bank of New York's office, after payment of its fees and expenses and of any taxes or charges. The obligations of The Bank of New York are set out in an agreement among XTL, The Bank of New York, and ADR holders. The agreement and the ADRs are generally governed by New York law. For more complete information, Shareholders and ADR holders should read pages 109 to 115 inclusive of the Prospectus produced by the Company, dated 22 May 2006 (the “2006 Prospectus”) which shall be deemed to be incorporated by reference in this Circular (to the extent not already included herein), and all references herein to this Circular shall be deemed to include pages 109 to 115 inclusive of the 2006 Prospectus.

The information all of which has been filed with the Document Viewing Facility of the Financial Services Authority (25 North Colonnade, London, E14 5HS) or announced through a Regulatory Information Service incorporated by reference referred to above may be found in the 2006 Prospectus of the Company at pages 109 to 115 inclusive. The 2006 Prospectus is available on request from the Company's registered office.

Following the cancellation of the listing of the Company's Ordinary Shares it will still be possible to buy and sell Ordinary Shares via the Tel Aviv stock market or ADRs on NASDAQ.

Upon Shareholders approving the proposed cancellation, the Board of Directors intends that the Company will apply to the UKLA to cancel the listing of the Company's Ordinary Shares.

Recommendation
Annual General Meeting
The Board of Directors unanimously recommends that Shareholders vote in favour of all the resolutions being proposed at the Annual General Meeting, as the Board of Directors believes these are in the best interests of Shareholders as a whole.

Extraordinary General Meeting
The Board of Directors unanimously recommends that Shareholders vote in favour of all the resolutions being proposed at the Extraordinary General Meeting, as the Board of Directors believe these are in the best interests of Shareholders as a whole.

Yours sincerely,

Michael S. Weiss
Non-Executive Chairman

PART 2
RISK FACTORS

Prior to making any decision to vote in favour of the Resolutions at the EGM, Shareholders should carefully consider, together with all other information contained in this document, the specific factors and risks described below.

The Company's business, financial condition and/or results could be materially and adversely affected by any of the risks described below. In such cases, the market price of the Ordinary Shares may decline and investors may lose all or part of their investment. All material risks known to the Directors have been disclosed but additional risks and uncertainties not presently known to the Directors may also have an adverse effect on the Company and its group.

Following the cancellation of the listing of the Company's Ordinary Shares on the Official List of the United Kingdom Listing Authority the ability of Shareholders to sell Ordinary Shares is limited to trading of the Ordinary Shares on the TASE or trading ADR's on NASDAQ. Consequently Shareholders may find it more difficult to buy and sell Ordinary Shares.

Following the cancellation of the listing of the Company's Ordinary Shares on the Official List of the United Kingdom Listing Authority, Shareholders wanting to trade their Ordinary Shares can trade either on the TASE or transfer their Ordinary Shares to ADRs which can be traded on NASDAQ. As trading in the Ordinary Shares on TASE is in New Israeli Shekels (NIS) and trading of ADRs on NASDAQ is in US dollars, UK Shareholders wanting to trade via either of these markets are exposed to exchange rate fluctuations.

PART 3
ADDITIONAL INFORMATION
1.	Responsibility

The Directors whose names are set out below accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Details of Directors Seeking Re-appointment

Michael Weiss
Non-Executive Chairman
Michael S. Weiss has served as a Director of the Company since November 2004, and was appointed interim Chairman of the Board of Directors in March 2005 and Non-Executive Chairman of the Board of Directors in August 2005. Mr. Weiss is currently the Chairman and CEO of Keryx Biopharmaceuticals, Inc. (Nasdaq: KERX). Prior to that, from 1999-2002, Mr. Weiss was the founder, chairman and CEO of ACCESS Oncology, Inc., a private cancer company subsequently acquired by Keryx. Prior to that, Mr. Weiss was Senior Managing Director at Paramount Capital, Inc. From 1991-1993, Mr. Weiss was an attorney at Cravath, Swaine & Moore. Mr. Weiss received his B.A., magna cum laude from State University of New York at Albany and was awarded a Juris Doctorate degree from Columbia University Law School.

Ben-Zion Weiner
Non-Executive Director
Ben Zion Weiner has served as a director of the Company since February 2005. Dr. Weiner has been with Teva Pharmaceutical Industries Ltd. since 1975, after a Post Doctorate fellowship at Schering-Plough in the U.S. He received his Ph.D in Chemistry from the Hebrew University of Jerusalem. In January 2006, Dr. Weiner joined the Office of the CEO and assumed the role of Chief R&D Officer at Teva. Dr. Weiner served as Group Vice President – Global Products from April 2002 until January 2006, responsible for Global Generic Research and Development, Global Innovative Research and Development and innovative products marketing. Dr. Weiner is a member of Teva's Core Management Committee. He was granted twice the Rothschild Prize for Innovation/Export, in 1989 for the development of alpha D3 for Dialysis and Osteoporosis and in 1999 for the development of Copaxone® for Multiple Sclerosis.

William Kennedy
Non-Executive Director
William J. Kennedy has served as a director of the Company since February 2005. Dr. Kennedy retired as Vice President, Drug Regulatory Affairs, for Zeneca Pharmaceuticals Group in October 1999, and since that time has served as a regulatory consultant to the pharmaceutical industry. Prior to joining Zeneca Pharmaceuticals in 1986, Dr. Kennedy worked in regulatory affairs at G.D. Searle & Co., Kalipharma Inc., Berlex Laboratories, Inc. and Pfizer Pharmaceuticals, Inc. Dr. Kennedy earned a B.S. from Siena College, a M.A. from Clark University and a Ph.D in Pharmacology from SUNY, Buffalo. Prior to joining the industry in 1977, he was an Associate Research Professor at Yale University conducting research in Molecular Biology and Recombinant DNA.

Notice of the Annual General Meeting
XTL Biopharmaceuticals Ltd
(incorporated and registered in the State of Israel under the Israeli Companies Law – 1999 with registered number 52-003947-0)
Notice is hereby given that the Annual General Meeting (the “Meeting”) of XTL Biopharmaceuticals Ltd (“XTL” or the “Company”) will be held at the Conference Room of the Company at the Company's registered offices, Building 3, Kiryat Weizmann, Rehovot, Israel 76100 at 4:00 p.m. (Israel Time) on 25 September 2007, to consider, and if thought fit, pass the following resolutions:

Ordinary Resolutions
1.	THAT the Annual Report and Accounts of the Company for the year ended 31 December 2006, be and they are hereby received.

2.
THAT Kesselman & Kesselman (PricewaterhouseCoopers), be and are hereby appointed, as the Company's independent auditors for the financial year ending 31 December 2007 and that the Board of Directors be and are hereby authorised to agree the level of remuneration of the auditors in accordance with the volume and nature of their services.

3.	THAT Michael S. Weiss be and is hereby re-appointed as a Non-Executive Chairman and Director of the Company until the closing of the next annual general meeting.

4.	THAT Ben-Zion Weiner be and is hereby re-appointed as a Director of the Company until the closing of the next annual general meeting.

5.	THAT William James Kennedy be and is hereby re-appointed as a Director of the Company until the closing of the next annual general meeting.

By order of the Board of Directors	Registered Office:
Ronen Kantor	Building 3
Company Secretary	Kiryat Weizmann Science Park
Rehovot 76100
Israel

15 August 2007

Notes:

1	A member who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a member of the Company.

2
To be valid, a form of proxy for use at the Meeting, together with any power of attorney or other authority under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company at its registered office, Building 3, Kiryat Weizmann Science Park, P.O.Box 370, Rehovot 76100, Israel, at least 48 hours before the time for holding the meeting.

3	Completion and return of a form of proxy will not preclude a Shareholder from attending and voting at the Meeting in person if he or she subsequently decides to do so.

4	The approval of all resolutions proposed at the Meeting shall require a majority vote at the Meeting.

Notice of Extraordinary General Meeting
XTL Biopharmaceuticals Ltd
Notice is hereby given that the Extraordinary General Meeting (the “Meeting”) of XTL Biopharmaceuticals Ltd (“XTL” or the “Company”) will be held at the Company's registered offices, Building 3, Kiryat Weizmann, Rehovot, Israel 76100 at 4:30 p.m. (Israel Time) on 25 September 2007, to consider, and if thought fit, pass the following resolutions:

Special Resolutions
1.	THAT the registered share capital of the Company increase from 300,000,000 Ordinary Shares (NIS 6,000,000) to 500,000,000 Ordinary Shares (NIS 10,000,000), NIS 0.02 nominal value each.

2.	THAT the cancellation of the listing of the Company's Ordinary Shares on the Official List of the United Kingdom Listing Authority is hereby approved.

By order of the Board of Directors	Registered Office:
Ronen Kantor	Building 3
Company Secretary	Kiryat Weizmann Science Park
Rehovot 76100
Israel

15 August 2007

Notes:
1.	A member who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a member of the Company.

2.
To be valid, a form of proxy for use at the Meeting, together with any power of attorney or other authority under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company at its registered office, Building 3, Kiryat Weizmann Science Park, P.O.Box 370, Rehovot 76100, Israel, at least 48 hours before the time for holding the meeting.

3.	Completion and return of a form of proxy will not preclude a Shareholder from attending and voting at the Meeting in person if he or she subsequently decides to do so.

4.
The approval of resolution 1 proposed at the Meeting shall require a majority vote at the Meeting and the approval of resolution 2 proposed at the Meeting shall require a seventy-five percent majority of the Shareholders participating at the Meeting.

XTL Biopharmaceuticals Ltd
(the “Company”)
Proxy form for use at the Annual General Meeting and Extraordinary General Meeting of the Company
to be held on 25 September 2007 at 4:00 p.m. (Israel time) and 4:30 p.m. (Israel time), respectively.

I/We________________________________________________________________________________________________

of__________________________________________________________________________________________________
being (a) holder(s) of the number of ordinary shares of NIS0.02 each in the Company set out below hereby appoint the chairman of the Meeting or______________________________________________
as my/our prox(y)(ies) to vote for me/us and on my/our behalf at the Annual General Meeting and Extraordinary General Meeting of the Company to be held at XTL Biopharmaceuticals Ltd., Kiryat Weizmann Science Park, Building 3, 3 Hasapir St., Rehovot, Israel 76100 at 4:00 p.m. (Israel Time) and 4:30 p.m. (Israel time), respectively, on 25 September 2007, and at any adjournment thereof (the “Meetings”). My/our prox(y)(ies) (is)/(are) to vote in the following way by inserting “X” in the appropriate boxes:

ANNUAL GENERAL MEETING

No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To receive the Annual Report and Accounts of the Company for the year ended 31 December 2006
2.	Ordinary Resolution	To appoint the auditors and authorise the fixing of their remuneration
3.	Ordinary Resolution	To re-appoint Michael Weiss as a Director of the Company
4.	Ordinary Resolution	To re-appoint Ben-Zion Weiner as a Director of the Company
5.	Ordinary Resolution	To re-appoint William Kennedy as a Director of the Company

EXTRAORDINARY GENERAL MEETING

No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To increase the registered share capital of the Company from 300,000,000 Ordinary Shares (NIS 6,000,000) to 500,000,000 Ordinary Shares (NIS 10,000,000), NIS 0.02 nominal value each
2.	Special Resolution	To cancel the listing of the Company’s Ordinary Shares on the Official List of the United Kingdom Listing Authority

Shareholding __________________________ Ordinary Shares (please insert number)

Signature(s) ________________________ Date __________ 2007

Notes for completion of proxy form
1.
Please indicate, by placing “X” in the appropriate space, how you wish your votes to be cast in respect of each of the Resolutions. If this form is duly signed and returned, but without any specific direction as to how you wish your votes to be cast, your proxy may vote or abstain, at his or her discretion.

2.
In the case of joint shareholders, the vote of the first named in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

3.	This proxy must be executed by the shareholder(s) or his/her/their attorney duly authorised in writing.
4.
Any shareholder holding shares of the Company on the close of business on 13 August, 2007, shall be entitled to attend and vote at the Meeting. Such shareholder may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a shareholder of the Company.

5.
To be valid, an original form of proxy for use at the Meeting, duly signed and executed, together with any power of attorney (if any) or other authority under which it is signed (if any), or a notarially certified copy of such proxy, power or authority (as applicable), must be deposited at the Company’s registrars, Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey, JE4 8PW, Channel Islands, at least 48 hours before the time for holding the Meeting (4.00 p.m. (Israel Time) on 23 September 2007).

6.	Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the Meeting in person if he or she subsequently decides to do so.
7.
The approval of all ordinary resolutions proposed at the Meetings shall require a majority vote at each Meeting. The approval of the special resolution proposed at the Extraordinary General Meeting shall require a majority of not less than 75% of Shareholders that vote (in person or by proxy) at the Meeting.

XTL Biopharmaceuticals Ltd
(the “Company”)
Form of Instruction for use at the Annual General Meeting and Extraordinary General Meeting of the Company to
be held on 25 September 2007 at 4:00 p.m. (Israel time) and 4:30 p.m. (Israel time), respectively.

I/We________________________________________________________________________________________________

of__________________________________________________________________________________________________
being a holder of depository interests, hereby direct the Custodian “Computershare Company Nominees Limited”, to vote on my behalf at the forthcoming Annual General Meeting and Extraordinary General Meeting of the Company to be held at XTL Biopharmaceuticals Ltd., Kiryat Weizmann Science Park, Building 3, 3 Hasapir St., Rehovot, Israel 76100 at 4:00 p.m. (Israel Time) and 4:30 p.m. (Israel Time), respectively, on 25 September 2007, and at any adjournment thereof (the “Meetings”).

ANNUAL GENERAL MEETING

No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To receive the Annual Report and Accounts of the Company for the year ended 31 December 2006
2.	Ordinary Resolution	To appoint the auditors and authorise the fixing of their remuneration
3.	Ordinary Resolution	To re-appoint Michael Weiss as a Director of the Company
4.	Ordinary Resolution	To re-appoint Ben-Zion Weiner as a Director of the Company
5.	Ordinary Resolution	To re-appoint William Kennedy as a Director of the Company

EXTRAORDINARY GENERAL MEETING

No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To increase the registered share capital of the Company from 300,000,000 Ordinary Shares (NIS 6,000,000) to 500,000,000 Ordinary Shares (NIS 10,000,000), NIS 0.02 nominal value each
2.	Special Resolution	To cancel the listing of the Company’s Ordinary Shares on the Official List of the United Kingdom Listing Authority

Shareholding __________________________ Depository Interests (please insert number)

Signature(s) ____________________________________________________ Date __________ .2007

Notes for completion of form of instruction
1.
Please indicate, by placing 'X' in the appropriate space, how you wish your votes to be cast in respect of each of the Resolutions. If this form is duly signed and returned, but without any specific direction as to how you wish your votes to be cast, the form will be rejected.

2.
In the case of joint shareholders, only one holder need sign. In the case of a corporation, the Form of Instruction should be signed by a duly authorised official whose capacity should be stated or by an attorney.

3.	This Form of Instruction must be executed by the Depository Interest holder or his/her/their attorney.
4.
To be valid, the Form of Instruction, duly signed and executed, together with any power of attorney (if any) or other authority under which it is signed (if any) must be deposited at the offices of the custodian Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA, UK at least 72 hours before the time for holding the Meeting (delivered not later than 4:00 p.m. (Israel Time) on 22 September 2007).

5.	Completion and return of the form of proxy will not prevent Registered Shareholders from attending and voting at the meeting instead of your prox(y)(ies), if you so wish.
6.
The approval of all ordinary resolutions proposed at the Meetings shall require a majority vote at each Meeting. The approval of the special resolution proposed at the Extraordinary General Meeting shall require a majority of not less than 75% of Shareholders that vote (in person or by proxy) at the Meeting.

If you wish to attend and vote at the meeting,
please inform the Custodian to enable the appropriate authority to be issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 16, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer